Sino Gas International Holdings, Inc.
No.18 Zhong Guan Cun Dong St.
Haidian District
Beijing, P. R. China 100083

November 20, 2009

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Sino Gas International Holdings, Inc.
Amendment No. 8 to Registration Statement on Form S-1
Filed October 22, 2009
File No. 333-147998

Dear Mr. Owings:

In response to the staff of the SEC’s (the “Staff”) letter dated November 18, 2009 relating to Amendment No. 8 to the Registration Statement on Form S-1 (the “Registration Statement”) of Sino Gas International Holdings, Inc. (“we”, “us” or “our company”) for the registration of shares of our Common Stock, par value $0.001 per share, we hereby file by IDEA transmission (i) our responses to the Staff’s comments and (ii) a copy of Amendment No. 9 to the Registration Statement (“Amendment No. 9”).  Set forth below are the Company’s responses to the SEC’s comments.  For the convenience of the Staff, each of the SEC’s comments is set out immediately preceding the corresponding response.  Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Prospectus contained within Amendment No. 9.

General

1.
Please generally ensure that your prospectus reflects information as of a current date.  In this regard, we note several references to information that is as of March 27, 2009.  For example, see page 37 under the heading “Organization and Structure of the Company,” page 54 and the paragraphs entitled “Operational and Construction Permits” and “Environmental Assessment,” and the information that appears on page 62.  These are examples only so please review your entire prospectus and provide appropriated revisions.

Response

Please be advised that we will amend the prospectus to reflect information as of practicable current dates.

Securities and Exchange Commission
November 20, 2009

2.
The financial statements included in your registration statement are as of a date that is greater than 135 days before your expected effective date.  Please revise your registration statement to include the September 30, 2009 interim financial information to comply with Rule 3-12(a) of Regulation S-X.

Response

Please be advised that we will revised the Registration Statement to include the September 30, 2009 interim financial information to comply with Rule 3-12(a) of Regulation S-X.

Exhibits, page 79

3.	Your exhibit index states that you have included an updated consent but it does not appear to have been filed. Please provide an updated consent of your auditor in your next amendment.

Response

Please be advised that we will provide an updated consent of our auditor as Exhibit 23.2 to Amendment No. 9 to the Registration Statement.

We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. We further acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effectiveness, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing. We acknowledge that we may not assert staff comments or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have fully responded to the comments of the Commission, and we request that the review of Amendment No. 9 be handled on an expedited basis.  If the Commission has any questions or further comments, we respectfully request that such comments be directed to the undersigned as soon as practicable as we would like to have a Registration Statement declared effective by the Commission during the week of November 23, 2009.  We would welcome the opportunity to discuss such questions or comments (or discuss further any of our responses) in advance of any written response of the Commission.

Sincerely

/s/ Yuchuan Liu
Yuchuan Liu
Chairman and Chief Executive Officer

cc:           Cadwalader, Wickersham & Taft LLP